UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

June 30, 2016

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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

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N/A
(Translation of Registrant’s Name into English)

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Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

6440 Oak Canyon
Suite 200
Irvine, CA 92618
+1-866-790-1447
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical, Inc.
6440 Oak Canyon
Suite 200
Irvine, CA 92618
(Name, Address of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Lombard Medical, Inc. (the “Company”) is announcing today that it plans to hold its 2016 Annual General Meeting of Shareholders (the “Annual Meeting”) on August 2, 2016 at 10:00 a.m., Pacific Time, at the Company’s U.S. office located at 6440 Oak Canyon, Suite 200, Irvine, California 92618.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the Company will mail a notice of Annual Meeting accompanied by a proxy statement to the Company’s shareholders of record as of July 1, 2016, at least 10 days prior to the date of the Annual Meeting, copies of which will be filed upon mailing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: June 30, 2016	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer